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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission of other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4
Exhibit 99.2 - Press Release	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)
Date January 24, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

SEC1815(04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited

Opens Beijing Biodiesel Plant

New York, January 24, 2008 – Gushan Environmental Energy Limited (“Gushan”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced that its Beijing plant has commenced production, adding 50,000 tons to the company’s annual biodiesel production capacity. Annual capacity of the Beijing plant is expected to increase to 100,000 tons in the fourth quarter of 2008 when additional expansion is completed.

“We are pleased to announce the commencement of production at our Beijing plant. Construction of this plant was completed ahead of our original schedule and within our prior estimated budget. We believe this milestone is a testament to our ability to efficiently expand our production lines and execute our growth strategy. With an additional 50,000 tons of annual biodiesel capacity, we believe Gushan not only extends its leadership in the China biodiesel industry but also further contributes to the environmental and energy needs of China,” said Jianqiu Yu, Chairman of Gushan.

To remain at the forefront of China’s biodiesel industry, Gushan plans to continue expanding its production capacity. In addition to opening the new Beijing plant, the company plans to open a biodiesel plant with a capacity of 50,000 tons per year in Shanghai in the second quarter of 2008, followed by plants in Chongqing and Hunan, each with initial targeted capacities of 30,000 tons per year, in the fourth quarter of 2008. In November of 2007, Gushan expanded the production capacity of its Sichuan plant by 20,000 tons.

With opening of the Beijing plant and its existing three production facilities, located in the Sichuan, Hebei and Fujian provinces in China, Gushan’s aggregate annual biodiesel production capacity is 240,000 tons. The company targets to increase its annual biodiesel production capacity to 400,000 tons by the end of 2008.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons. The company targets to increase its annual production capacity to 400,000 tons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Athanasia Sfikas

Hill & Knowlton (New York)

Tel: (1) 212 885 0415

Email: athanasia.sfikas@hillandknowlton.com

Asia

Ellen Chan

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6213

Email: ellen.chan@hillandknowlton.com.hk

Exhibit 99.2

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited

Names Wilson Wai Sun Kwong

As President

New York, January 24, 2008 – Gushan Environmental Energy Limited (“Gushan”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced that Wilson Wai Sun Kwong has been promoted to the newly created position of President and has resigned as Vice President – Business Development, of the Company. As a senior member of Gushan's management, Mr. Kwong’s additional responsibilities will include the strategic development of the Company and he will also have overall responsibility for investor relations.

Jianqiu Yu, Chairman of Gushan, said: “We are very pleased that Wilson has accepted his new role as President of our company and believe that his skills and experience will benefit us immediately as we execute our plans for growth.”

Mr. Kwong, 42 years old, joined the Company in July 2006 and has 12 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining the Company, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretary.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons. The company targets to increase its annual production capacity to 400,000 tons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company's actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US

Athanasia Sfikas

Hill & Knowlton (New York)

Tel: (1) 212 885 0415

Email: athanasia.sfikas@hillandknowlton.com

Asia

Ellen Chan

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6213

Email: ellen.chan@hillandknowlton.com.hk